                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                                      Registration No. 333-80851


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 12, 1999)

                          -----------------------------

                              PROSPECTUS SUPPLEMENT

                          -----------------------------


                          VERITAS SOFTWARE CORPORATION

                                1,868,480 SHARES

                                  COMMON STOCK

                          -----------------------------

     This prospectus supplement relates to the offering of VERITAS Software Corporation common stock in exchange for exchangeable shares of TeleBackup Exchangeco, Inc., as described on pages 91 to 93 of the prospectus dated August 12, 1999, as supplemented April 27, 2000, May 15, 2000, July 19, 2000, October 13, 2000, November 14, 2000, November 20, 2000, December 12, 2000, January 25,
2001, April 2, 2001, April 25, 2001 and May 30, 2001 (the "Prospectus"), to which this prospectus supplement is attached.

     This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. All capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the Prospectus.

                          -----------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this prospectus supplement is July 18, 2001.

FINANCIAL RESULTS

     On July 17, 2001, we announced our financial results for our second quarter ended June 30, 2001. We achieved second quarter revenue of $390 million, an increase of 42% over last year's second quarter revenue of $275 million. Pro forma net income, excluding purchase accounting adjustments, increased to $80 million in the second quarter from $57 million for the same period in the prior year, a 41% increase. Diluted pro forma net income per share for the second quarter was $0.19, up 46% from $0.13 for the same period last year.

     For the six-month period ended June 30, 2001 and 2000, we had revenue of $778 million and $520 million, respectively, a 50% year-over-year increase. Pro forma net income increased to $167 million from $109 million in the prior period, a 54% increase. Pro forma diluted net income per share was $0.40, compared with $0.25 for the same period last year, a 60% increase.

     Gary Bloom, our chief executive officer and president, was quoted as saying: "While we anticipate completing the second half of the year as one of the growth leaders in the technology sector, we are changing our prior guidance of 35-50% annual revenue growth to a new range of 25-35% to reflect the weakness in the economy."

     For the second quarter, on an as-reported basis with purchase accounting adjustments for acquisitions, we reported a net loss of $129 million, or $0.32 per share, compared with a net loss of $172 million, or $0.43 per share for the prior period. Purchase accounting amortization amounted to $237 million in the current quarter and $235 million in last year's second quarter. Our as-reported net loss for the six-month period ended June 30, 2001 was $285 million, or $0.72 per share, compared with $347 million or $0.87 per share for the same period in the prior year.

     We included the following financial table with our earnings release: "Pro forma Statements of Operations." These pro forma statements are intended to present our operating results excluding purchase accounting adjustments.

     This prospectus supplement may include estimates and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties, including the risk that we may not gain market acceptance of our products and services, the risk that we will not be able to maintain the quality of our end-user customer and partnering relationships, the risk of adverse changes in economic conditions generally and in IT spending specifically, and the risk that we will not be able to manage our business effectively, that could cause the actual results we achieve to differ materially from such forward-looking statements. For more information regarding potential risks, see the "Factors That May Affect Future Results" section of our most recent report on Form 10-Q on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

VERITAS Software Q2'01 Earnings Release


                          VERITAS SOFTWARE CORPORATION
                       PRO FORMA STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                            THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                 JUNE 30,                        JUNE 30,
                                                        -------------------------       -------------------------
                                                          2001             2000           2001            2000
                                                        ---------       ---------       ---------       ---------
Net revenue:
  User license fees ..............................      $ 293,680       $ 224,851       $ 602,697       $ 429,167
  Services .......................................         96,543          50,585         174,967          90,909
                                                        ---------       ---------       ---------       ---------
     TOTAL NET REVENUE ...........................        390,223         275,436         777,664         520,076
COST OF REVENUE:

  User license fees ..............................          9,711           8,199          20,379          19,977
  Services .......................................         34,361          20,165          66,031          38,464
                                                        ---------       ---------       ---------       ---------
     TOTAL COST OF REVENUE .......................         44,072          28,364          86,410          58,441
                                                        ---------       ---------       ---------       ---------
GROSS PROFIT .....................................        346,151         247,072         691,254         461,635
OPERATING EXPENSES:

  Selling and marketing ..........................        145,716         106,109         288,521         193,692
  Research and development .......................         59,881          39,205         116,106          74,318
  General and administrative .....................         28,486          17,595          54,390          32,506
                                                        ---------       ---------       ---------       ---------
     TOTAL OPERATING EXPENSES ....................        234,083         162,909         459,017         300,516
                                                        ---------       ---------       ---------       ---------
Income from operations ...........................        112,068          84,163         232,237         161,119
Interest and other income, net ...................         17,212          12,777          35,840          24,040
Interest expense .................................         (7,325)         (7,525)        (14,295)        (15,048)
                                                        ---------       ---------       ---------       ---------
Income before income taxes .......................        121,955          89,415         253,782         170,111
Provision for income taxes .......................         41,465          32,189          86,286          61,240
                                                        ---------       ---------       ---------       ---------
PRO FORMA NET INCOME .............................      $  80,490       $  57,226       $ 167,496       $ 108,871
                                                        =========       =========       =========       =========
PRO FORMA NET INCOME PER SHARE - BASIC ...........      $    0.20       $    0.14       $    0.42       $    0.27
                                                        =========       =========       =========       =========
PRO FORMA NET INCOME PER SHARE - DILUTED .........      $    0.19       $    0.13       $    0.40       $    0.25
                                                        =========       =========       =========       =========
SHARES USED IN PER SHARE CALCULATION - BASIC .....        398,017         400,787         396,432         397,645
                                                        =========       =========       =========       =========
SHARES USED IN PER SHARE CALCULATION - DILUTED ...        420,919         437,653         420,442         437,457
                                                        =========       =========       =========       =========


The pro forma statements of operations are intended to present the Company's operating results excluding purchase accounting adjustments. Purchase accounting adjustments would include amortization of developed technology, amortization of goodwill and intangibles, in-process research and development costs, acquisition and restructuring costs, and related adjustments for income tax provisions.

VERITAS Software Q2'01 Earnings Release


                          VERITAS SOFTWARE CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                               THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                   JUNE 30,                        JUNE 30,
                                                           -------------------------       -------------------------
                                                              2001           2000            2001            2000
                                                           ---------       ---------       ---------       ---------
Net revenue:
  User license fees .................................      $ 293,680       $ 224,851       $ 602,697       $ 429,167
  Services ..........................................         96,543          50,585         174,967          90,909
                                                           ---------       ---------       ---------       ---------
     TOTAL NET REVENUE ..............................        390,223         275,436         777,664         520,076
COST OF REVENUE:
  User license fees .................................          9,711           8,199          20,379          19,977
  Services ..........................................         34,361          20,165          66,031          38,464
  Amortization of developed technology ..............         15,713          15,553          31,504          30,948
                                                           ---------       ---------       ---------       ---------
     TOTAL COST OF REVENUE ..........................         59,785          43,917         117,914          89,389
                                                           ---------       ---------       ---------       ---------
GROSS PROFIT ........................................        330,438         231,519         659,750         430,687
OPERATING EXPENSES:
  Selling and marketing .............................        145,716         106,109         288,521         193,692
  Research and development ..........................         59,881          39,205         116,106          74,318
  General and administrative ........................         28,486          17,595          54,390          32,506
  Amortization of goodwill and other intangibles ....        221,743         219,758         442,969         439,517
                                                           ---------       ---------       ---------       ---------
     TOTAL OPERATING EXPENSES .......................        455,826         382,667         901,986         740,033
                                                           ---------       ---------       ---------       ---------
Loss from operations ................................       (125,388)       (151,148)       (242,236)       (309,346)
Interest and other income, net ......................         17,212          12,777          35,840          24,040
Interest expense ....................................         (7,325)         (7,525)        (14,295)        (15,048)
                                                           ---------       ---------       ---------       ---------
Loss before income taxes ............................       (115,501)       (145,896)       (220,691)       (300,354)
Provision for income taxes ..........................         13,475          26,445          64,384          46,370
                                                           ---------       ---------       ---------       ---------
NET LOSS ............................................      $(128,976)      $(172,341)      $(285,075)      $(346,724)
                                                           =========       =========       =========       =========
NET LOSS PER SHARE - BASIC ..........................      $   (0.32)      $   (0.43)      $   (0.72)      $   (0.87)
                                                           =========       =========       =========       =========
NET LOSS PER SHARE - DILUTED ........................      $   (0.32)      $   (0.43)      $   (0.72)      $   (0.87)
                                                           =========       =========       =========       =========
SHARES USED IN PER SHARE CALCULATION - BASIC ........        398,017         400,787         396,432         397,645
                                                           =========       =========       =========       =========
SHARES USED IN PER SHARE CALCULATION - DILUTED ......        398,017         400,787         396,432         397,645
                                                           =========       =========       =========       =========

VERITAS Software Q2'01 Earnings Release


                          VERITAS SOFTWARE CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                      JUNE 30,       DECEMBER 31,
                                                                        2001            2000
                                                                     -----------     ----------
                                                                     (UNAUDITED)
                                     ASSETS

Current assets:
  Cash and short-term investments .............................      $1,208,328      $1,119,449
  Accounts receivable, net ....................................         189,544         186,863
  Deferred income taxes .......................................          38,017          38,017
  Other current assets ........................................          40,358          38,303
                                                                     ----------      ----------
     TOTAL CURRENT ASSETS .....................................       1,476,247       1,382,632
Long-term investments .........................................         281,379         136,111
Property and equipment ........................................         217,853         168,389
Goodwill and other intangibles ................................       1,844,109       2,285,320
Other non-current assets ......................................         114,401         110,382
                                                                     ----------      ----------
     TOTAL ASSETS .............................................      $3,933,989      $4,082,834
                                                                     ==========      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable ............................................      $   40,225      $   45,250
  Accrued compensation and benefits ...........................          72,752          63,838
  Accrued acquisition and restructuring costs .................          17,158          44,123
  Other accrued liabilities ...................................          81,180          69,289
  Income taxes payable ........................................          35,485          34,454
  Deferred revenue ............................................         228,564         201,001
                                                                     ----------      ----------
     TOTAL CURRENT LIABILITIES ................................         475,364         457,955
NON-CURRENT LIABILITIES:

  Convertible subordinated notes ..............................         436,459         429,176
  Deferred and other income taxes .............................         186,288         213,132
                                                                     ----------      ----------
     TOTAL NON-CURRENT LIABILITIES ............................         622,747         642,308
Stockholders' equity ..........................................       2,835,878       2,982,571
                                                                     ----------      ----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...............      $3,933,989      $4,082,834
                                                                     ==========      ==========


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